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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  Form 10-C


               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

  Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                     and Rule 13a-17 or 15d-17 thereunder


                            Matewan BancShares, Inc.
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                (Exact name of issuer as specified in charter)


       Second Avenue and Vinson Street, Williamson, West Virginia  25661
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                   (Address of principal executive offices)

Issuer's telephone number, including area code   (304) 235-1544
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                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security  Cumulative Convertible Preferred Stock, Series A
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2.  Number of shares outstanding before the change     0
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3.  Number of shares outstanding after the change     700,000
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4.  Effective date of change    March 4, 1996
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5.  Method of change:

    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Initial issuance of preferred stock
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    Give brief description of transaction
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                         II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change
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2.  Name after change
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3.  Effective date of charter amendment changing name
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4.  Date of shareholder approval of change, if required
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Date   3-11-96                               /s/ Lee M. Ellis
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                                             Lee M. Ellis
                                             Vice President and
                                             Chief Financial Officer